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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68458

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MICROVENTURE MARKETPLACE INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11601 ALTERRA PARKWAY, SUITE 100
(No. and Street)

AUSTIN	TEXAS	78758
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM CLARK (512) 212-1160
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAUER & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

P.O. BOX 27887	AUSTIN	TEXAS	78755
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 21 2020
Washington DC
415

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, WILLIAM CLARK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICROVENTURE MARKETPLACE INC., as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LISA BINT
Notary Public, State of Texas
Comm. Expires 01-10-2023
Notary ID 131849507

William M Clark
Signature

PRESIDENT
Title

Lisa Bint
Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

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MicroVenture Marketplace, Inc.

Financial Statements

With Report of Independent Registered Public Accounting Firm

December 31, 2019

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MICROVENTURE MARKETPLACE, INC.

Index to Financial Statements

December 31, 2019

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of MicroVenture Marketplace, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MicroVenture Marketplace, Inc. as of December 31, 2019, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of MicroVenture Marketplace, Inc. as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of MicroVenture Marketplace, Inc.'s management. Our responsibility is to express an opinion on MicroVenture Marketplace, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to MicroVenture Marketplace, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as MicroVenture Marketplace, Inc.'s auditor since 2014.

Austin, Texas
February 14, 2020

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

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MICROVENTURE MARKETPLACE, INC.
Statement of Financial Condition
December 31, 2019

ASSETS		
Cash and cash equivalents	$	4,162,259
Investments		379,545
Property and equipment, net		104,431
Other assets		90,147
TOTAL ASSETS	$	4,736,382
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$	77,969
Total liabilities		77,969
Stockholder's equity:		
Common stock, $0.01 par value, 1,000 shares authorized, 100 issued and outstanding		1
Additional paid-in capital		2,709,773
Retained earnings		1,948,639
Total stockholder's equity		4,658,413
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	4,736,382

The accompanying notes to the financial statements
are an integral part of these financial statements.

Note 1 - Nature of Business

MicroVenture Marketplace, Inc. (the "Company"), a Delaware corporation, is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the provisions of Paragraph K(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company is a limited purpose broker dealer and is primarily engaged in the business of providing a web-based market place for companies seeking equity capital through an exempt offering and accredited investors to facilitate transactions. The Company is a wholly-owned subsidiary of MicroVentures Inc. (the "Parent"), a Delaware corporation.

Note 2 - Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America. Revenues are recognized in the period earned and expenses when incurred.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

Revenue from contracts with investor includes commission income, management fees, carried interest, and other fees from fund management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage commissions. Each time an investor enters into a buy or sell transaction, the Company charges a commission. Commissions are recorded on the date the investment closes. The Company believes that the performance obligation is satisfied on the closing date because that is when the underlying financial instrument and the risks/rewards of ownership have been transferred to/from the investor.

Management fees. The Company provides fund management services on a daily basis. The Company believes the performance obligation for providing these management services is satisfied over time because the investor is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the investors' investment. Fees are received annually

Note 2 - Significant Accounting Policies (continued)

and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Carried interest fees. The Company receives fees that vary based on specified performance measures, for example, when a fund exceeds a contractual hurdle over the life of a fund. These fees are earned once account returns have exceeded these specified performance measures and are calculated as a percentage of account returns. These carried interest fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified hurdle, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized once it is probable that a reversal will not occur.

Offering costs. The Company provides initial fund services at the commencement of an offering. The Company believes the performance obligation for providing these services is satisfied when the investor's investment has closed, and the investor no longer has the ability to cancel their investment. Fee arrangements are based on a percentage applied to the investors' investment. Fees are received at the time an investment has closed and are recognized as revenue at that time.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents, loans to related parties and accounts payable and accrued expenses. From time to time, the Company has cash and cash equivalents balances in excess of federally insured limits. Management considers the financial institution to be financially stable and no loss of funds has been incurred or anticipated.

Property and Equipment

Property and equipment are recorded at cost and are depreciated using the straight-line depreciation method over their estimated useful lives. Computers and equipment are depreciated over three years and furniture is depreciated over seven years. Upon disposal, property and equipment and the related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss is reflected in the statements of operations.

Income Taxes

The Company has previously elected to be taxed as a disregarded entity under the provisions of the Internal Revenue Code and is accordingly not subject to federal or state income taxes. Instead, the Company is liable for federal and state income taxes on its respective share of the taxable income of the Parent. Accordingly, no provision for federal or state income tax has been provided for in the accompanying financial statements.

In the ordinary course of business, there are many transactions for which the ultimate tax outcome is uncertain. The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. The Company includes interest and penalties related to its uncertain tax positions as part of income tax expense, if any. As of December 31, 2019, the Company did not have any uncertain tax positions.

Note 2 - Significant Accounting Policies (continued)

The Company is subject to Texas franchise tax, which is based on taxable margin, rather than being based on federal taxable income. For the year ended December 31, 2019, the Company's Texas margin tax expense was $33,037.

Fair Value Measurements

The Company measures the fair value of its assets and liabilities for financial reporting or disclosure purposes using methods and assumptions that are appropriate in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including, market, income, and/or cost approaches. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant.

Accordingly, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements.

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in the active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were not transfers between levels during the period ended December 31, 2019.

Following is a description of the valuation methodologies used for assets measured at fair value:

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 2 - Significant Accounting Policies (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3
Common stocks	$ 379,545	$ -	$ -
Total assets at fair value	379,545	-	-

Management Review
The Company has performed an evaluation of subsequent events through February 14, 2020, the date the financial statements were available to be issued. The Company did not identify any other material subsequent events requiring adjustments to or disclosure to its financial statements.

Note 3 - Property and Equipment

Property and equipment consists of the following at December 31, 2019:

Computers and equipment	$ 95,290
Furniture	75,226
Subtotal	170,516
Less accumulated depreciation	(66,085)
Total	$ 104,431

Depreciation expense for the year ended December 31, 2019 was $32,186.

Note 4 – Related Party Transactions

During 2019, the Company entered into several note receivable agreements with related parties for a total of $1,204,000. The Company received repayment on these related party receivables in the amount of $1,204,000 during 2019. The note receivables are non-interest bearing. The note receivables have a maturity date typically of less than 30 days. As of December 31, 2019, there were no notes receivable outstanding.

The Company has agreements with several funds set up by a related party owned by the majority shareholders and management of the Company. The funds are set up as collective investment vehicles created for the purpose of making and managing investments in convertible promissory notes of early stage privately held companies. The Company acts as a placement agent for these funds. As part of the placement agreement the Company earns commission and placement fees for investments made by the funds in the early stage privately held Companies. During 2019, the Company recognized $4,517,079 in revenue from such related parties. Additionally, the Company has an expense sharing agreement with the related party that sets up the funds. In 2019, the Company paid $294,126 to the related party as part of the expense sharing agreement. Lastly, the Company has expense sharing and platform technology agreements with the Parent. In 2019, the Company paid $241,533 for rent reimbursement and $900,000 in technology fees to the Parent as part of these agreements.

Note 5 - Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary

Note 5 - Commitments and Contingencies (continued)

course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 6 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule ("Rule 15c3-1"), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital and net capital requirements of $4,406,903 and $250,000, respectively, which was $4,106,903 in excess of the required minimum. The Company's aggregate indebtedness to net capital ratio was 0.0178 to 1.